SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 17, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a correction to the preliminary notice of a combined ordinary and extraordinary general meeting of shareholders to be held on April 12, 2005.

This translation has been prepared for the convenience of English-speaking readers.

The original French version alone is binding.

GROUPE DANONE

A French limited company (société anonyme)

with share capital of €134,047,760

Registered office: 17 Boulevard Haussmann, 75009 Paris

Paris Trade and Company Registry No. 552 032 534 RCS PARIS

CORRECTION TO PRELIMINARY NOTICE OF A MEETING

The third resolution is modified as follows:

THIRD RESOLUTION

(Allocation of the earnings for the fiscal year ended December 31, 2004, as stated in the statutory financial statements, and setting of dividend at €1.35 per share)

The general meeting of shareholders, acting under the conditions of quorum and majority required for general ordinary meetings, having reviewed the report of the Board of Directors and the report of the Statutory Auditors:

•	acknowledges that the earnings for the fiscal year 2004 amount to €422,978,494.25

•	acknowledges that retained earnings amount to €1,268,339,828.36

At the end of the fiscal year an amount of €4,987,500 corresponding to the exceptional tax amount provided in Article 39 of the French amending finance law for 2004 (loi de finances rectificative pour 2004) was deducted from retained earnings.

Therefore, the available amount for the allocation of earnings amounts to €1,691,318,322.61

•	decides to allocate the total as follows:

•	an amount of €361,928,952.00 to dividends

•	an amount of €1,329,389,370.61 to retained earnings

•	decides to transfer €200,000,000 from the special reserve of long-term capital gains to an ordinary reserve account,

•	decides to transfer €4,987,500 from this ordinary reserve account to retained earnings, increasing it to €1,334,376,870.61

The general meeting therefore decides to distribute a dividend of €1.35 per share on May 17, 2005. The amount distributed among the shareholders is fully eligible for the 50% allowance provided in Article 158-3 2° of the French tax code (Code Général des Impôts).

The dividend for the shares held by the Company will be allocated to retained earnings.

In accordance with the provisions of Article L.225-210 of the French Commercial Code (Code de Commerce), the general meeting decides that the amount of the dividend corresponding to shares held by the Company on the payment date will be allocated to the “retained earnings” account.

The dividends distributed for the three previous fiscal years were as follows (These figures are presented before the share split on June 15, 2004):

Fiscal year	Number of shares	Dividend distributed	Tax credit(1)	Total dividend
2001	141 033 427	2.06	1.03	3.09
2002	137 335 122	2.30	1.15	3.45
2003	133 675 493	2.45	1.225	3.675

(1)	The tax credit at a rate of 50% has been used for the purposes of this table.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: March 17, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer